Exhibit 99.41

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2019 AND 2018

(Expressed in Canadian Dollars unless otherwise stated)

Independent auditor’s report

To the Shareholders of GoldMining Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of GoldMining Inc. and its subsidiaries (together, the Company) as at November 30, 2019 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statements of financial position as at November 30, 2019 and 2018;

●	the consolidated statements of comprehensive loss for the years then ended;

●	the consolidated statements of changes in equity for the years then ended;

●	the consolidated statements of cash flows for the years then ended; and

●	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Comparative information

The financial statements of the Company as at and the year ended November 30, 2018 were audited by another auditor who expressed an unmodified opinion on those statements on February 28, 2019.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Mark Patterson.

(signed) “PricewaterhouseCoopers LLP“

Chartered Professional Accountants

Vancouver, Canada

February 21, 2020

GoldMining Inc. Consolidated Statements of Financial Position (Expressed in Canadian dollars unless otherwise stated)

		As at November 30,	As at November 30,
	Notes	2019	2018
		($)	($)
Assets
Current assets
Cash and cash equivalents	8	6,477,885	9,644,214
Other receivables	9	70,810	126,591
Prepaid expenses and deposits		265,469	174,923
Short-term investments	10	50,000	15,000
		6,864,164	9,960,728
Non-current assets
Reclamation deposits	4	553,816	553,816
Land, property and equipment	5	1,818,483	2,027,003
Exploration and evaluation assets	6	57,650,312	59,111,999
Investment in joint venture	7	1,388,352	1,388,080
		68,275,127	73,041,626

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	1,634,452	1,714,636
Due to joint venture	7	34,283	37,568
Due to related parties	17	143,958	4,200
		1,812,693	1,756,404
Non-Current Liabilities
Rehabilitation provisions	12	816,694	795,960
		2,629,387	2,552,364

Equity
Issued capital	13	115,499,094	113,207,461
Reserves	13	9,939,966	9,248,584
Accumulated deficit		(51,227,491)	(45,011,517)
Accumulated other comprehensive loss		(8,565,829)	(6,955,266)
		65,645,740	70,489,262
		68,275,127	73,041,626

Commitments (Note 19)

Subsequent events (Note 20)

Approved and authorized for issue by the Board of Directors on February 21, 2020.

/s/ "David Kong"
David Kong Director

/s/ "Pat Obara"
Pat Obara Chief Financial Officer & Director

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars unless otherwise stated)

		For the year
		ended November 30
	Notes	2019	2018
		($)	($)
Expenses
Consulting fees		231,148	412,363
Depreciation	5	213,412	270,568
Directors' fees, salaries and benefits	17	1,371,066	1,209,854
Exploration expenses	6	1,682,215	2,006,181
General and administrative		1,072,972	1,399,034
Professional fees		454,524	446,715
Share-based compensation	13	1,280,848	1,079,506
Share of loss on investment in joint venture	7	12,290	28,918
		6,318,475	6,853,139
Operating loss		(6,318,475)	(6,853,139)

Other items
Interest income		155,298	188,833
Accretion of rehabilitation provisions	12	(19,863)	(14,133)
Gain on settlement of accounts payable		53,986	82,035
Gain on disposal of equipment		33,316	-
Net foreign exchange loss		(120,236)	-
Net loss for the year		(6,215,974)	(6,596,404)

Other comprehensive loss
Item that will not be subsequently reclassified to net income or loss:
Unrealized gain (loss) on short-term investments	10	35,000	(5,000)
Item that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		(1,645,563)	(1,706,980)
Total comprehensive loss for the year		(7,826,537)	(8,308,384)

Net loss per share, basic and diluted		(0.05)	(0.05)

Weighted average number of shares outstanding, basic and diluted		137,873,334	135,074,277

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars unless otherwise stated)

						Accumulated
						Other
		Number of	Issued			Comprehensive
	Notes	Shares	Capital	Reserves	Deficit	Loss	Total
			($)	($)	($)	($)	($)
Balance at November 30, 2017		134,255,070	110,838,669	8,463,455	(38,415,113)	(5,243,286)	75,643,725
Options exercise		10,000	11,455	(4,313)	-	-	7,142
Warrants exercise		1,419,600	1,354,762	(290,062)	-	-	1,064,700
Settlement of accounts payable		732,349	884,775	-	-	-	884,775
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets		93,333	117,800	-	-	-	117,800
Share-based compensation		-	-	1,079,504	-	-	1,079,504
Foreign currency translation adjustments		-	-	-	-	(1,706,980)	(1,706,980)
Unrealized gain on available-for-sale securities		-	-	-	-	(5,000)	(5,000)
Net loss for the year		-	-	-	(6,596,404)	-	(6,596,404)
Balance at November 30, 2018		136,510,352	113,207,461	9,248,584	(45,011,517)	(6,955,266)	70,489,262
Options exercise	13	214,250	232,015	(72,050)	-	-	159,965
Restricted share rights vested	13	130,000	101,400	(101,400)	-	-	-
Warrant exercise	13	1,989,602	1,908,218	(416,016)	-	-	1,492,202
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	6	58,761	50,000	-	-	-	50,000
Share-based compensation	13	-	-	1,280,848	-	-	1,280,848
Foreign currency translation adjustments		-	-	-	-	(1,645,563)	(1,645,563)
Unrealized gain on short-term investments	10	-	-	-	-	35,000	35,000
Net loss for the year		-	-	-	(6,215,974)	-	(6,215,974)
Balance at November 30, 2019		138,902,965	115,499,094	9,939,966	(51,227,491)	(8,565,829)	65,645,740

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Consolidated Statements of Cash Flows (Expressed in Canadian dollars unless otherwise stated)

	For the year
	ended November 30,
	2019	2018
	($)	($)
Operating activities
Net loss for the year	(6,215,974)	(6,596,404)
Adjustments for items not involving cash:
Depreciation	213,412	270,568
Accretion	19,863	14,133
Equity losses of joint venture	12,290	28,918
Share-based compensation	1,280,848	1,079,506
Gain on disposal of equipment	(33,316)	-
Net unrealized foreign exchange loss	86,511	-
Net changes in non-cash working capital items:
Other receivables	72,069	38,975
Prepaid expenses and deposits	(90,546)	23,785
Accounts payable and accrued liabilities	(108,900)	(87,610)
Due to (from) related parties	139,758	(8,816)
Cash used in operating activities	(4,623,985)	(5,236,945)

Investing activities
Investment in exploration and evaluation assets	(152,070)	(106,824)
Investment in joint venture	(151,700)	(15,000)
Proceeds on disposal of equipment	17,028	-
Cash used in investing activities	(286,742)	(121,824)

Financing activities
Proceeds from shares and warrants issued	1,652,167	1,071,842
Cash generated from financing activities	1,652,167	1,071,842

Effect of exchange rate changes on cash	92,231	(29,959)

Net decrease in cash and cash equivalents	(3,166,329)	(4,316,886)
Cash and cash equivalents
Beginning of year	9,644,214	13,961,100
End of year	6,477,885	9,644,214

The accompanying notes are an integral part of these Consolidated Financial Statements

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009, and domiciled in Canada. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas. GoldMining Inc. changed its name from Brazil Resources Inc. on December 5, 2016 and continued under the Canada Business Corporations Act on December 6, 2016.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD" and are traded on the OTCQX International Market under the symbol "GLDLF" and on the Frankfurt Stock Exchange under the symbol "BSR". As at November 30, 2019, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1     Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). They were authorised for issue by the Company's Board of Directors on February 21, 2020.

2.2     Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis. The Company's consolidated financial statements and those of its wholly controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest dollar except where otherwise indicated.

2.3     Basis of consolidation

The consolidated financial statements include the financial statements of GoldMining Inc. and its wholly controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

Subsidiaries

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The Company's principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage (%)
1818403 Alberta Ltd.	Alberta, Canada	100
507140 N.W.T. Ltd. Bellhaven Copper and Gold Inc. Bellhaven Exploraciones Inc. Sucursal Colombia Blue Rock Mining S.A.C. Brasil Desenvolvimentos Minerais Ltda.	Northwest Territories, Canada British Columbia, Canada Colombia Peru Brazil	100 100 100 100 100
Brazilian Gold Corporation	British Columbia, Canada	100
Brazilian Resources Mineração Ltda.	Brazil	100
BRI Alaska Corp.	United States	100
BRI Mineração Ltda.	Brazil	100
BRI Paraguay S.A.	Paraguay	95
Mineração Regent Brasil Ltda.	Brazil	100
Sunward Resources Sucursal Columbia	Colombia	100

3.	Summary of Significant Accounting Policies

Foreign currencies

The reporting currency of the Company and its subsidiaries is the Canadian dollar ("$" or "dollars"). The functional currency of the Company and its subsidiaries in Canada is the Canadian dollar and the functional currency of its subsidiaries in Brazil is the Brazilian Real ("R$") and its subsidiaries in the United States, Paraguay, Colombia and Peru is the United States dollar ("US$"). Foreign operations are translated into Canadian dollars using period end exchange rates as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive loss.

Investment in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Company's share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment individually.

The consolidated statement of comprehensive loss reflects the Company's share of the results of operations of the joint venture. Any change in other comprehensive loss of those investees is presented as part of the Company's other comprehensive loss. In addition, when there has been a change recognised directly in the equity of the joint venture, the Company recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

Mineral exploration, evaluation and development expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. All other exploration and evaluation expenditures are charged to operations incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of commercial production, depletion of each mineral property will be provided on a unit-of-production basis using estimated reserves as the depletion base.

Mineral property option agreements

When the Company acts as the farmee in a farm-in mineral property option agreement, the direct costs to enter into the agreement are capitalized to exploration and evaluation assets. All exploration and evaluation expenditures incurred by the Company in fulfilling the terms of the agreement are expensed as incurred, until such time as the option is exercised or lapses.

When the Company acts as the farmor in an agreement, it does not record any expenditures made by the farmee. It does not recognize any gain or loss on its exploration and evaluation farm out mineral property option agreements, and instead records any proceeds received as a credit to the amounts previously capitalized as mineral property acquisition costs. Any amounts received in excess of amounts capitalized are taken as a gain to the consolidated statement of comprehensive loss.

Income Taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Financial instruments

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”), or at amortized cost according to the financial instruments’ contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss. Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company’s financial instruments consist of cash and cash equivalents, other receivables, short-term investments, reclamation deposits, accounts payable and accrued liabilities, due to joint venture and due to related parties. All financial instruments are initially recorded at fair value and classified as follows:

●

Cash and cash equivalents, other receivables and reclamation deposits are classified as financial assets at amortized cost. Accounts payable and accrued liabilities, due to joint venture and due to related parties are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method; and

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

●

Short-term investments in equity securities are classified as fair value through other comprehensive income (“FVTOCI”). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive loss. Realized gains or losses on equity securities classified as FVTOCI remain in OCI.

Impairment of financial assets

The Company assesses at the end of each reporting period whether a financial asset is impaired.

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Changes in allowances for expected credit losses are recognized as impairment gains or losses on the statement of loss.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date are determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Impairment of non-financial assets

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-general units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property and equipment, when those obligations result from the acquisition, construction, development or normal operation of the asset. Rehabilitation provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate reflecting the time value of money and risks specific to the liability. Upon initial recognition of the liability, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased based on the unwind of the discount rate. The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. Changes in the estimated timing of rehabilitation or changes to the estimated future costs are dealt with prospectively by recognising an adjustment to the rehabilitation liability and a corresponding adjustment to the asset to which it relates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.

The basic and diluted net loss per share are the same as the Company has are no instruments that have a dilutive effect on earnings.

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Property and equipment are depreciated over an estimated useful life as follows:

Buildings and Camp Structures	5 to 10 years
Exploration equipment	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Computer software	1 year

When an item of property and equipment has different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in the consolidated statement of comprehensive loss as incurred.

Leases

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Share-based payments

Restricted share rights

The Company grants restricted share rights (the "RSRs") to certain directors, officers, employees and consultants to receive shares of the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares.

The fair value of RSRs granted is recognized as an expense over the vesting period with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the RSRs vest.

The vesting of RSRs and issuance of common shares in the Company is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital

Share options

The Company grants share options to certain directors, officers, employees, and consultants of the Company. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based awards.

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at grant date and recognized over the period during which the options vest.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

For consultants, the fair value of the award is recorded in profit or loss over the term of the service provided, and the fair value of the unvested amounts are revalued at each reporting period over the service period.

Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company’s accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended November 30, 2019, is as follows:

Recognition and measurement of rehabilitation provisions

A rehabilitation provision represents the present value of estimated future costs or the rehabilitation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

3.2     Adoption of new accounting standards

The accounting policies disclosed in the notes to the consolidated financial statements of the Company for the year ended November 30, 2019 have been applied consistently to all years presented in these consolidated financial statements, except as outlined below.

Effective December 1, 2018, the Company adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 provides three different measurement categories for non-derivative financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income, while all non-derivative financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset.

The Company has applied IFRS 9 on a retrospective basis and was not required to restate prior periods. There are no differences between the previous carrying amounts of financial liabilities and their carrying amounts at the date of initial application of IFRS 9.

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39:

Measurement Category
	Under IFRS 9	Under IAS 39
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts receivable	Amortized cost	Amortized cost
Short-term investments	FVTOCI	FVTOCI
Reclamation deposits	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Due to joint venture	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost

3.3     Standards issued but not yet effective

At the date of approval of the consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

IFRS 16 Leases

In January 2016, the IASB published a new standard, IFRS 16 which replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 18 and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt the new standard in its consolidated financial statements on December 1, 2019. Management expects an increase in depreciation expense and also an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the consolidated statements of cash flows.

The Company is in the process of assessing the impact of IFRS 16 on the consolidated financial statements and does not expect the impact to be material.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

4. Reclamation Deposits

Reclamation deposits totalling $553,816 (2018 - $553,816) in cash have been posted with the Mackenzie Valley Land and Water Board ("MVLWB") and held by Aboriginal Affairs and Northern Development Canada for land use permits and a water license on the Yellowknife gold project and nearby Big Sky property. The reclamation deposits will be refunded once land use permits end and or a final report describing land use activities during the term of land use permits and matters related to cessation thereof, is submitted to the MVLWB.

5.	Land, Property and Equipment

		Buildings and	Office	Exploration
	Land	Camp Structures	Equipment	Equipment	Vehicles	Total
		($)	($)	($)	($)	($)
Cost
Balance at November 30, 2017	977,565	1,143,761	132,510	337,582	359,569	2,950,987
Change in reclamation estimate	-	(10,021)	-	-	-	(10,021)
Impact of foreign currency translation	31,326	36,654	(9,285)	4,218	7,943	70,856
Balance at November 30, 2018	1,008,891	1,170,394	123,225	341,800	367,512	3,011,822
Disposal of equipment	-	-	-	(31,471)	-	(31,471)
Change in reclamation estimate	-	6,720	-	-	-	6,720
Impact of foreign currency translation	(910)	(1,056)	(5,971)	(3,447)	(2,034)	(13,418)
Balance at November 30, 2019	1,007,981	1,176,058	117,254	306,882	365,478	2,973,653

Accumulated Depreciation
Balance at November 30, 2017	-	204,617	120,944	191,934	188,279	705,774
Depreciation	-	110,373	6,794	76,016	77,385	270,568
Impact of foreign currency translation	-	10,547	(9,352)	2,256	5,026	8,477
Balance at November 30, 2018	-	325,537	118,386	270,206	270,690	984,819
Disposal of equipment	-	-	-	(31,471)	-	(31,471)
Depreciation	-	112,317	1,336	41,718	58,041	213,412
Impact of foreign currency translation	-	(295)	(5,967)	(3,381)	(1,947)	(11,590)
Balance at November 30, 2019	-	437,559	113,755	277,072	326,784	1,155,170

Net Book Value
At November 30, 2018	1,008,891	844,857	4,839	71,594	96,822	2,027,003
At November 30, 2019	1,007,981	738,499	3,499	29,810	38,694	1,818,483

During the year ended November 30, 2019, the Company disposed of equipment with a net book value of nil for $33,316, resulting in a gain on disposal of equipment of $33,316 (2018 - nil).

6.	Exploration and Evaluation Assets

	For the year
	ended November 30,
	2019	2018
	($)	($)

Balance at the beginning of year	59,111,999	60,368,290
Mineral rights and property acquired	100,000	224,624
Mineral property option payment	46,495	52,220
	59,258,494	60,645,134
Change in reclamation estimate	(5,579)	(791)
Foreign currency translation adjustments	(1,602,603)	(1,532,344)
Balance at the end of year	57,650,312	59,111,999

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

Exploration and evaluation assets on a project basis are as follows:

	November 30,	November 30,
	2019	2018
	($)	($)
La Mina	14,194,856	14,207,674
Titiribi	11,916,924	11,927,685
Cachoeira	7,395,111	8,103,746
Yellowknife	7,130,912	7,036,491
Crucero	6,991,589	6,997,902
São Jorge	6,230,659	6,827,712
Surubim	2,284,840	2,457,208
Whistler	974,532	975,412
Batistão	279,914	306,737
Montes Áureos and Trinta	213,390	233,838
Rea	27,678	27,678
Other Exploration and Evaluation Assets	9,907	9,916
Total	57,650,312	59,111,999

The Company's exploration and evaluation assets are detailed below:

La Mina

On May 30, 2017, the Company acquired a 100% interest in the La Mina Gold Project (the "La Mina Project") as a result of its acquisition of Bellhaven Copper and Gold Inc. ("Bellhaven") pursuant to a plan of arrangement under an arrangement agreement (the "Arrangement") dated April 11, 2017, between GoldMining and Bellhaven.

Under the Arrangement, the Company acquired all of the issued and outstanding common shares of Bellhaven ("Bellhaven Shares") for consideration with a fair value of $15,721,126. The Company incurred transaction costs of $237,189, which were included in the cost of the exploration and evaluation asset. Total consideration consisted of the issuance of 7,501,803 GoldMining Shares with a fair value of $13,503,244, assuming 5,133,750 Bellhaven warrants exercisable into 1,283,438 GoldMining shares with a fair value of $985,900, assuming 1,419,155 Bellhaven options exercisable into 354,788 GoldMining Shares with a fair value of $194,100 and cash payments and advances of $1,037,882.

As of November 30, 2019, there are 106,952 Bellhaven share options outstanding with an exercise price of $0.25, which would be convertible to a maximum of 26,738 GoldMining Shares, at an exercise price of $1.00. As of November 30, 2019, there are nil Bellhaven warrants outstanding.

On April 25, 2018, the Company completed a debt settlement agreement (the “Settlement Agreement”) with legal counsel (the “Vendor”) of Bellhaven in the amount of $159,383 for legal services rendered as part of the transaction cost for the acquisition of Bellhaven.  Pursuant to the Settlement Agreement, the Company paid $40,000 in cash and issued 34,188 common shares to the Vendor. As a result of this transaction, the balance owed to the Vendor has been reduced to nil and the Company recognized a $79,063 gain for the year ended November 30, 2018.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

The La Mina Project hosts the La Mina concession and the contiguous La Garrucha concession. The La Garrucha concession is subject to a surface rights lease agreement and an option agreement as outlined below:

La Garrucha Lease Agreement

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018 (the "La Garrucha Lease Agreement"), the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020;
●	US$25,000 in December 2020;
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

La Garrucha Option Agreement

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018 (the "La Garrucha Option Agreement"), the Company can purchase the La Garrucha concession by making an option payment of US$650,000 on December 6, 2022.

Titiribi

On September 1, 2016, the Company announced that it completed the acquisition of Sunward Investments Limited, which owns 100% interest in the Titiribi Gold-Copper Project (the "Titiribi Project"), from Trilogy Metals Inc. ("Trilogy"), formerly NovaCopper Inc., pursuant to the terms of the share purchase agreement (the "Titiribi Agreement") dated August 17, 2016. The Titiribi Project is located in central Colombia, southwest of the city of Medellin in the department of Antioquia.

The total consideration paid by GoldMining to Trilogy consisted of 5,000,000 GoldMining Shares, fair valued at $11,200,000, and 1,000,000 share purchase warrants of the Company (the "GoldMining Warrants"), fair valued at $510,000, with each warrant exercisable into one common share of the Company at an exercise price of $3.50 per share for a period of two years, subject to acceleration by GoldMining in certain circumstances. The GoldMining Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Titiribi Agreement. Total transaction costs of $352,616 were included in the cost of the exploration and evaluation asset, and included an advisory fee of $135,441, which was satisfied by issuing 61,288 GoldMining Shares at a fair value of $135,441, concurrent with the closing of the transaction.

Cachoeira

On September 24, 2012, the Company acquired a 100% interest in the Cachoeira Gold Project in Pará State, Brazil (the "Cachoeira Project") from Equinox Gold, formerly Trek Mining and prior to this, Luna Gold Corp. ("Luna"). The transaction was completed under the terms of a share purchase agreement dated July 10, 2012, between GoldMining and Luna, as amended effective September 24, 2013 (the "Cachoeira Agreement"), pursuant to which GoldMining acquired all of the issued and outstanding shares of BRI International Corp. (formerly Luna Gold (International) Corp.). On September 26, 2016, the Company completed all remaining payments (the "Final Payment") due to Luna under the Cachoeira Agreement (as amended).

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

The Cachoeira Project was subject to a 4.0% net profits interest royalty payable to third parties by the Company's subsidiary on future production. A minimum payment of US$300,000 per year in lieu of the royalty was payable in the event that production was not achieved by October 3, 2014. The Company has not made such payment for 2014, 2015, 2016, 2017, 2018 and 2019. The royalty holders sent a formal notification of the default payments to the Company. In response to the letter, the Company replied to the royalty holders requesting them to defer such payments until all permits and licenses have been received and production is achieved or re-negotiate the agreement. On March 2, 2018, the Company announced that BRI Mineração Ltda. ("BRI"), a wholly-owned subsidiary of the Company, completed a royalty purchase agreement (the "Agreement") with certain royalty holders (the "Royalty Vendors") on the Cachoeira Project.  Pursuant to the Agreement, BRI acquired the Royalty Vendors' 66.66% interest in the existing 4.0% net production royalty on the Company's Cachoeira Project, in consideration for US$133,320 paid in cash and 698,161 common shares of the Company issued to the Vendors. As a result of the transaction, the existing royalty on the Cachoeira Project has been reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty. In March 2018, the Company received a summons from the remaining royalty holder in regards to annual payments in lieu of the remaining 1.33% of the net production royalty for the years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira Project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has accepted the Company's case and the judge presiding over the matter has requested witnesses for the plaintiff to testify in court. A date for the case to be heard by the lower court has not been set, but is expected later in 2020.

The required exploration report and application to renew the exploration licence for the concession was approved and the exploration license of the concession was renewed on 18 July 2019 for a further period of 3 years.

Yellowknife

On July 20, 2017, the Company acquired a 100% interest in the Yellowknife Gold Project and nearby Big Sky property (now collectively called the "Yellowknife Gold Project"), located in the Northwest Territories, Canada, from Tyhee N.W.T. Corp ("Tyhee"), a subsidiary of Tyhee Gold Corp. The acquisition was completed pursuant to an asset purchase agreement (the "Agreement") between the Company and a receiver appointed in respect of the assets and undertaking of Tyhee. Total consideration paid by the Company under the transaction consisted of 4,000,000 GoldMining Shares with a fair value of $6,600,000, which were subject to customary escrow terms and were released over an eight-month period. Costs associated with the transaction totalled $278,531 and were included in the cost of the exploration and evaluation asset. An advisory and success fee of $179,343 was satisfied by issuing 108,693 GoldMining Shares. For accounting purposes, such share issuance was valued based on the closing GoldMining share price as traded on the date of the Agreement, being $1.65 per share.

The Yellowknife Gold Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby Property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake Property is subject to a 2% net smelter returns royalty.

On January 25, 2018, the Company announced that it completed through its wholly-owned subsidiary, the acquisition of the Maguire Lake property (the "Property").  The Property includes the RG1, RG2 and RG3 claims, contiguous with the western boundary of the Company's Nicholas Lake-Ormsby Property.  Pursuant to the agreement to acquire the Property, GoldMining issued 60,000 common shares of the Company to Viking Gold Exploration Inc. in consideration for the Property.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Maguire Lake Property acquisition. The GoldMining Shares have been valued at $1.33 per share, the closing GoldMining share price as traded on the date of the acquisition agreement.

Purchase Price Consideration ($)
60,000 GoldMining Shares	79,800
Transaction costs:
Cash payment	31,113
Total	110,913

Purchase Price Allocation ($)
Exploration and evaluation assets	110,913
Net assets acquired	110,913

On May 14, 2018, the Company announced its acquisition of the Narrow Lake property (the "Property").  The Property includes the N1 and N2 contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property. Pursuant to the acquisition agreement, GoldMining paid $50,000 cash and issued 33,333 GoldMining Shares, and an additional $50,000 in cash (paid) and 58,761 GoldMining Shares (issued), on the first anniversary of the closing date, in consideration for the Property. GoldMining granted the vendor a 1% net smelter royalty with respect to the N1 and N2 claims upon commercial production.

The tables below present the purchase cost and the allocation of the purchase price with respect to the valuation of individual asset groups. For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and all available information at the time of the Narrow Lake Property acquisition. The GoldMining Shares have been valued at $1.14 per share, the closing GoldMining share price as traded on the date of the acquisition agreement.

Purchase Price Consideration ($)
33,333 GoldMining Shares	38,000
Cash payment	50,000
Transaction costs:
Cash payment	25,711
Total	113,711

Purchase Price Allocation ($)
Exploration and evaluation assets	113,711
Net assets acquired	113,711

Crucero

On September 19, 2017, the Company entered into a share purchase agreement (the "Agreement") with Lupaka Gold Corp. ("Lupaka") to acquire a 100% interest in the Crucero Gold Project ("Crucero" or the "Project") located in Southeastern Peru and certain related assets (the "Acquisition"). Crucero is in the exploration stage. The transaction was closed on November 20, 2017.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

Pursuant to the Agreement, the Company acquired all of the shares of a wholly-owned subsidiary of Lupaka, which holds a 100% interest in the Crucero Project. Total consideration paid by the Company to Lupaka under the transaction was 3,500,000 GoldMining Shares at a fair value of $5,600,000 and $750,000 in cash, which included an amount of $39,663 due for land fees payable subsequent to the date of closing. The fair value of the consideration paid was $6,310,337. The Company incurred transaction costs of $443,758 which were included in the cost of the exploration and evaluation asset.

The Project is comprised of three mining and five exploration concessions.  The three mining concessions are held indirectly by a subsidiary through a 30-year assignment from a third party running until 2038 and are subject to certain royalty obligations.

São Jorge

On November 22, 2013, the Company announced that it acquired all of the issued and outstanding shares of Brazilian Gold Corporation ("BGC") under the terms of an arrangement agreement (the "BGC Arrangement") dated September 29, 2013, between GoldMining and BGC.

On June 14, 2010, BGC signed an Option Agreement (the "São Jorge Agreement") to acquire a 100% interest in the São Jorge Gold Project (the "São Jorge Project") from Talon Metals Corp. ("Talon"). BGC completed all the required payments under the terms of the São Jorge Agreement.

Under the terms of the São Jorge Agreement, Talon was granted a 1.0% net smelter return royalty from production on eleven exploration concessions comprising the São Jorge Project. Subsequent to signing the São Jorge Agreement, the São Jorge Project was reduced to seven concessions.  On August 17, 2015, Talon sold its 1.0% net smelter return royalty to Orion Mine Finance, who subsequently sold the royalty to Osisko Gold Royalties Ltd. on July 31, 2017.  Additionally, a net smelter return royalty of 1.0% of the proven mineable reserve as demonstrated in a feasibility study that conforms to definitions set-out in NI 43-101 relating to one concession only, is payable to a third party, which can be re-purchased by the Company for US$2,500,000.  This concession does not overlay any current portion of the São Jorge deposit.

In addition to the 1.0% net smelter royalty owned by Osisko over the entire property, a party that owns the surface rights over the Sao Jorge deposit is entitled to a 0.75% net smelter royalty, which can be purchased for US$750,000.

Surubim

On November 22, 2013, the Company acquired a 100% interest in the Surubim gold project pursuant to the BGC Arrangement. The Surubim gold project is comprised of agreements on two properties, as outlined below.

Jarbas Agreement

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement (the "Jarbas Agreement") on February 11, 2010, as amended January 16, 2011, March 23, 2015 and May 30, 2019, pursuant to which Regent acquired its interest in one of the three exploration licenses by making certain payments.

Pursuant to the amendment on May 30, 2019, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020;
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

A 1.3% net smelter return royalty is due upon commercial production from any ores extracted from a certain concession. Fifty percent of the net smelter return royalty can be re-purchased by the Company for US$1,500,000 within 12 months of ANM granting a mining concession. A bonus royalty is due based on the in-situ reserve ounces as outlined in a feasibility study completed to Australian Joint Ore Reserves Committee or National Instrument 43-101 standards. The bonus royalty consists of: (i) US$0.50 per reserve ounce for reserves that are less than 1,000,000 ounces of gold; (ii) US$0.75 per reserve ounce for reserves measuring between 1,000,000 to 2,000,000 ounces of gold; or (iii) US$1.00 per reserve ounce for reserves exceeding 2,000,000 ounces of gold.

Altoro Agreement

BGC entered into an agreement (the "Altoro Agreement") with Altoro Mineração Ltda. ("Altoro") on November 5, 2010, as amended on December 3, 2010, December 14, 2012 and August 5, 2015, to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to the Altoro Agreement, US$650,000 is payable to Altoro upon ANM granting a mining license over certain exploration concessions.

In addition to the above cash payments, Altoro holds a 1.5% net smelter return royalty on any gold produced from certain concessions. Once gold production has reached 2,000,000 ounces, the royalty increases to 2.0%. The Company can purchase a 0.5% royalty at any time for US$1,000,000.

Two non-core exploration concessions comprising the Altoro Agreement are under appeal for extension and await a decision by ANM.

Whistler

On August 5, 2015, the Company acquired a 100% interest in the Whistler Gold-Copper Project (the "Whistler Project") and certain related assets in south-central Alaska from Kiska Metals Corporation ("Kiska"). Kiska was subsequently purchased by AuRico Metals Inc., which was later purchased by Centerra Gold Inc. The Whistler Project includes 304 Alaska State Mineral Claims, a 50-person all season exploration camp, airstrip and assorted equipment. The transaction was completed under the terms of an asset purchase agreement dated July 20, 2015, between GoldMining and Centerra (the "Whistler Agreement").

The Whistler Project is covered by a 2.75% net smelter royalty over the entire property including a buffer zone as defined in the royalty agreement, which is held by Osisko Gold Royalties ("Osisko"). A 2.0% net profits interest over certain claims overlying the Whistler deposit, is held by Teck Resources Limited. The Osisko net smelter return royalty is subject to a buy down provision whereby the Company can reduce the net smelter return royalty to 2% upon payment of US$5,000,000 on or before the due date of the first royalty payment.

Batistão

On November 22, 2013, the Company acquired a 100% interest in the Batistão Gold Project located in Goias State, Brazil pursuant to the BGC Arrangement. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the current market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

Montes Áureos and Trinta

On September 30, 2010, the Company entered into an agreement with Apoio Engenharia e Mineração (the "Montes Áureos Agreement"). Pursuant to the Montes Áureos Agreement, the Company had the option to acquire an initial 51% undivided interest in the Montes Áureos Project over a three-year period, from September 30, 2010 to September 30, 2013 (the "Initial Option"). On June 20, 2011, the Company amended the terms of the Montes Áureos Agreement by adding the option to acquire the Trinta Project for no additional consideration. The Trinta Project is subject to the same option terms stipulated in the Montes Áureos Agreement.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

The Initial Option payments are as follows:

(1)	a cash payment of US$25,000 within seven calendar days of September 30, 2010 (paid);
(2)	issue of 325,000 GoldMining Shares on or before September 30, 2013 (issued with an aggregate fair value of $326,500);
(3)	incur exploration expenditures totalling US$1,750,000 on or before September 30, 2013 (incurred); and
(4)	make all necessary payments in order to keep the Montes Áureos and Trinta Projects in good standing during the term of the Montes Áureos Agreement.

The Company is in the process of applying for the Mining Concession of the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

Rea

On November 22, 2013, the Company acquired a 75% interest in the Rea Uranium Project located in northeastern Alberta, Canada pursuant to the BGC Arrangement.

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the year ended November 30,		For the period from incorporation, September 9, 2009, to
	2019	2018	November 30, 2019
	($)	($)	($)
Cachoeira	508,691	309,704	6,183,734
Whistler	452,298	279,461	1,695,554
Titiribi	219,880	455,201	1,329,182
Yellowknife	166,140	450,971	677,662
São Jorge	126,111	125,490	886,260
La Mina	122,389	327,996	685,809
Crucero	80,540	49,614	130,154
Surubim	-	-	209,772
Montes Áureos and Trinta	-	-	1,818,298
Rea	-	-	265,930
Batistão	-	-	30,902
Other Exploration Expenses	6,166	7,744	1,564,556
Total	1,682,215	2,006,181	15,477,812

7.	Investment in Joint Venture

As at November 30, 2019, the Company holds an 84.05% (2018: 84.05%) interest in Boa Vista Gold Inc. ("BVG") pursuant to the BGC Arrangement. BVG, a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

The Company accounts for its investment in BVG using the equity method since the Company shares joint control over the strategic, financial, permitting, development and operating decisions with Majestic D&M Holdings, LLC ("Majestic"), formerly Octa Mineração Ltda, who holds a 15.95% (2018: 15.95%) interest in BVG.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

Changes in the Company's 84.05% investment in BVG are summarized as follows:

	For the year
	ended November 30,
	2019	2018
	($)	($)
Balance at the beginning of year	1,388,080	1,604,901
Funding	151,700	15,000
Share of losses	(12,290)	(28,918)
Foreign currency translations adjustments	(139,138)	(202,904)
Balance at the end of year	1,388,352	1,388,080

	November 30,	November 30,
	2019	2018
	($)	($)
Current Assets	121,403	116,208
Non-Current Assets	1,550,339	1,567,979
	1,671,742	1,684,187
Current Liabilities	(37,695)	(41,306)
	(37,695)	(41,306)
Net assets	1,634,047	1,642,881
Ownership interest	84.05%	84.05%
Proportion of the Company's ownership interest	1,373,417	1,380,841
Foreign currency translation adjustments	14,935	7,239
Total	1,388,352	1,388,080
Due to joint venture	(34,283)	(37,568)
Carrying value of interests in joint venture	1,354,069	1,350,512

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic, dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable to Majestic if its holdings in BVG drop below 10%. The Company can purchase each 1.5% net smelter return royalty for US$2,000,000.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payments. As a result of the amended terms of the mineral rights agreement, BVG paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

8.	Cash and Cash Equivalents

	November 30,	November 30,
	2019	2018
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	1,338,082	1,331,514
Guaranteed Investment Certificates	5,139,803	8,312,700
Total	6,477,885	9,644,214

9.	Other Receivables

	November 30,	November 30,
	2019	2018
	($)	($)
Goods and services and sales tax receivable	35,380	83,745
Other receivables	35,430	42,846
Total	70,810	126,591

10.	Short-term Investments

Short-term investments are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the year ended November 30, 2019, the Company recorded an unrealized gain of $35,000 (unrealized loss of $5,000 for 2018) in other comprehensive loss relating to short-term investments.

The short-term investments include 1,000,000 shares in Pure Nickel Inc. acquired in the BGC Arrangement with fair value of $50,000 at November 30, 2019 (November 30, 2018: $15,000).

11.	Accounts Payable and Accrued Liabilities

	November 30,	November 30,
	2019	2018
	($)	($)
Trade payables(1)(2)	410,614	770,636
Accrued liabilities(2)	1,163,109	887,701
Payroll and tax withholding	60,729	56,299
Total	1,634,452	1,714,636

(1)

Trade payables at November 30, 2019 include $296,113 due to certain key management personnel for expenses incurred on behalf of the Company in November 2019 (November 30, 2018 – $243,860). The Company settled this amount in December 2019.

(2)	Accrued liabilities as at November 30, 2018, includes $665,050 that was previously classified as trade payables in the financial statements for the year ended November 30, 2018.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

12.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	November 30,	November 30,
	2019	2018
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	6	7
Inflation rate	1.90%	2.40%
Discount rate	1.73%	3.01%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. During the year ended November 30, 2018, the Company recognized a change in the estimated timing of the Yellowknife Project rehabilitation provision and as a result, the life expectancy was revised from 1 year to 5 years and is expected to be settled in October 2023. The increase in estimated timing is mainly due to the renewal of certain licenses and permits, which delays the closure date of the camp sites. The Yellowknife Project rehabilitation provision is valued under the following assumptions:

	November 30,	November 30,
	2019	2018
Undiscounted amount of estimated cash flows (US$)	490,000	490,000
Life expectancy (years)	4	5
Inflation rate	2.10%	2.40%
Discount rate	1.51%	2.14%

The following table summarizes the movements in the rehabilitation provisions:

	November 30,	November 30,
	2019	2018
	($)	($)
Balance at the beginning of year	795,960	783,028
Accretion	19,863	14,133
Change in estimate	1,142	(10,812)
Foreign currency translation adjustments	(271)	9,611
Total	816,694	795,960

13.	Share Capital

13.1     Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

13.2     Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2017	-	3,414,026	5,049,429	8,463,455
Options exercised	-	(4,313)	-	(4,313)
Warrants exercised	-	-	(290,062)	(290,062)
Share-based compensation	1,798	1,077,706	-	1,079,504
Balance at November 30, 2018	1,798	4,487,419	4,759,367	9,248,584
Options exercised	-	(72,050)	-	(72,050)
Restricted share rights vested	(101,400)	-	-	(101,400)
Warrants exercised	-	-	(416,016)	(416,016)
Share-based compensation	108,170	1,172,678	-	1,280,848
Balance at November 30, 2019	8,568	5,588,047	4,343,351	9,939,966

13.3     Warrants

The following outlines the movements of the Company’s share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance at November 30, 2017	13,707,963	1.45
Exercised(1)	(1,419,600)	0.75
Expired	(1,000,000)	3.50
Balance at November 30, 2018	11,288,363	1.35
Exercised(1)	(1,989,602)	0.75
Expired	(5,526,775)	1.98
Balance at November 30, 2019	3,771,986	0.75

(1)	During the years ended November 30, 2019 and 2018, all warrants exercised had an exercise price of $0.75.

	Number of Bellhaven Warrants(1)	Weighted Average Exercise Price ($)
Balance at November 30, 2018 and 2017	5,133,750	0.42
Expired	(5,133,750)	0.42
Balance at November 30, 2019	-	-

(1)	Pursuant to the Arrangement's conversion ratio, each Bellhaven warrant was exercisable into 0.25 of a GOLD Share at 4 times the Bellhaven exercise price.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

13.4     Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019.  Pursuant to the terms of the Option Plan, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive incentive share options (the "Options") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The Option Plan provides for: (i) a "cashless exercise" feature that permits an optionee to elect to deliver a copy of irrevocable instructions to a broker to sell the GoldMining Shares otherwise deliverable upon the exercise of the Options and to deliver to the Company an amount equal to the exercise price of the Options against delivery of GoldMining Shares to settle the applicable trade; and (ii) a "net exercise" feature that permits an optionee to elect to exercise an Option or a portion thereof by surrendering such Option or a portion thereof in consideration for the Company delivering GoldMining Shares to the optionee but withholding the minimum number of GoldMining Shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options.  The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 25, 2019.

The following outlines the movements of the Company’s Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2017	6,630,000	1.32
Granted	3,520,000	0.88
Exercised(1)	(10,000)	0.71
Expired/Forfeited	(98,750)	1.77
Balance at November 30, 2018	10,041,250	1.16
Granted	2,691,000	1.04
Exercised(2)	(214,250)	0.75
Expired/Forfeited	(55,000)	1.01
Balance at November 30, 2019	12,463,000	1.15

(1)	During the year ended November 30, 2018, the Company issued 10,000 common shares at a weighted average trading price of $1.34.
(2)	During the year ended November 30, 2019, the Company issued 214,250 common shares at a weighted average trading price of $1.16.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	November 30, 2019	November 30, 2018
Risk-free interest rate	1.38%	2.17%
Expected life (years)	2.88	2.86
Expected volatility	50.33%	57.35%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	2.77%	3.08%

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

A summary of Options outstanding and exercisable at November 30, 2019, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.71 - $0.76	2,509,000	0.72	0.80	2,509,000	0.72	0.80
$0.77 - $0.84	2,645,000	0.78	3.99	1,961,250	0.78	3.99
$0.85 - $1.05	2,654,750	1.05	4.72	677,750	1.04	4.71
$1.06 - $1.72	4,181,250	1.60	2.76	4,181,250	1.60	2.76
$1.73 - $2.51	473,000	1.95	2.15	473,000	1.95	2.15
	12,463,000	1.15	3.02	9,802,250	1.19	2.61

The fair value of the Options recognized as share-based compensation expense during the year ended November 30, 2019 was $1,172,678 ($1,079,504 for 2018), respectively, using the Black-Scholes option pricing model.

In addition to the stock option grants presented in the above table, effective May 30, 2017, as a result of the acquisition of Bellhaven, the following Bellhaven options are exercisable into GoldMining Shares based on the exchange ratio of 0.25 GoldMining Share for each Bellhaven option and in accordance with their existing terms, are as follows:

	Options Outstanding				Options Exercisable
Exercise Prices	Number of Bellhaven Options Outstanding	Weighted Average Remaining Contractual Life (years)	Number of Bellhaven Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.25	106,952	1.65	106,952	0.25	1.65

	Number of Bellhaven Options(1)	Weighted Average Exercise Price ($)
Balance at November 30, 2018	106,952	0.25
Balance at November 30, 2019	106,952	0.25

(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, upon exercise, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at $1.00 per GoldMining Share.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

13.5     Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive RSRs to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The maximum number of GoldMining Shares reserved for issuance for RSRs granted under the RSP at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines the movements of the Company’s RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2017	-	-
Granted	140,000	0.78
Balance at November 30, 2018	140,000	0.78
Granted	207,488	1.05
Vested	(130,000)	0.78
Forfeited	(10,000)	0.78
Balance at November 30, 2019	207,488	1.05

The fair value of the RSRs recognized as share-based compensation expense during the year ended November 30, 2019 was $108,170 ($1,798 for 2018).

14.	Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements, continue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

At November 30, 2019, the Company's capital structure consists of the equity of the Company (Note 13). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

15.	Financial Instruments

The Company's financial assets include cash and cash equivalents, other receivables, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, due to joint venture and due to related party amounts approximate fair value due to their short terms to settlement. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company.

15.1     Financial risk management objectives and polices

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

15.2     Currency risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

As at November 30,
2019
($)
Assets
United States Dollar	100,945
Brazilian Real	10,320
Colombian Peso	343,333
Total	454,598

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,052,489.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at November 30, 2019 would have an impact of $59,789 on net loss for the year ended November 30, 2019.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

15.3     Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

15.4     Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

At November 30, 2019, the maximum exposure to credit risk for other receivables by geographic region was as follows:

	November 30,	November 30
	2019	2018
	($)	($)
Canada	52,487	103,957
Brazil	1,548	21,634
United States	78	78
Peru	922	922
Colombia	15,775	-
Total	70,810	126,591

15.5     Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. Taking into account the current cash balances, the Company believes it has sufficient working capital for its present obligations for at least the next twelve months commencing from November 30, 2019. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of a financing will be favourable. The Company's working capital (current assets less current liabilities) as at November 30, 2019 was $5,051,471. The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture and due to related parties are expected to be realized or settled, respectively, within a one-year period.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

16.	Income Tax

The Company had no assessable profit for the years ended November 30, 2019 and 2018. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of comprehensive loss for the years ended November 30, 2019 and 2018 is as follows:

	For the year ended
	November 30, 2019 ($)	November 30, 2018 ($)
Net loss for the year	6,215,974	6,596,404
Canadian statutory income tax rate	27%	26.92%
Expected tax recovery	1,678,313	1,775,532
Non-deductible permanent differences	(1,046,799)	(1,012,882)
Change in benefits not recognized	(336,853)	(840,082)
Other	(294,661)	77,432
Tax recovery for the year	-	-

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at November 30, 2019 ($)	As at November 30, 2018 ($)
Non-capital loss carry-forward	21,358,373	19,989,879
Mineral properties	832,290	832,290
Fixed assets	251,449	249,905
Share issue costs	86,279	207,723
Unrecognized deferred income tax assets	22,528,391	21,279,797

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not those assets will be realized in the near future.

The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses in Canada will expire as follows:

	As at November 30, 2019 ($)	As at November 30, 2018 ($)
Year 2029	2,000	2,000
Year 2030	320,000	320,000
Year 2031	1,077,000	1,077,000
Year 2032	1,979,000	1,979,000
Year 2033	2,099,000	2,099,000
Year 2034	2,564,000	2,564,000
Year 2035	1,459,000	1,459,000
Year 2036	4,105,000	4,105,000
Year 2037	3,291,000	3,395,000
Year 2038	2,338,000	2,990,000
Year 2039	2,124,000	-
	21,358,000	19,990,000

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

17.	Related Party Transactions

17.1     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the year ended November 30, 2019, the Company incurred $65,808 ($51,163 for 2018) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2019, $4,200 was payable to such related party (November 30, 2018: $4,200). The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2019 was $101,966 ($25,605 for 2018), using the Black-Scholes option pricing model.

●

During the year ended November 30, 2019, the Company incurred $26,288 ($18,600 for 2018) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at November 30, 2019, $158 was payable to such related party (November 30, 2018: nil).

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

17.2     Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the year ended November 30, 2019 and 2018 comprised of:

	For the year
	ended November 30,
	2019	2018
	($)	($)
Management Fees(1)	203,880	191,978
Director and Officer Fees(1)	567,269	375,455
Share-based compensation	809,461	714,850
Total	1,580,610	1,282,282

(1)

Total directors' fees, salaries and benefits of $1,371,066 (2018: $1,209,854) disclosed in the consolidated statement of comprehensive loss for the year ended November 30, 2019, includes $165,000 and $38,880 (2018: $154,423 and $37,555) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $567,269 (2018: $375,455) in fees paid to the Company's president and directors, and $599,917 (2018: $642,421) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the year ended November 30, 2019 was $1,580,610 ($1,282,282 for 2018). As at November 30, 2019, $139,600 was payable to a director (November 30, 2018: $nil). Compensation is comprised entirely of employment and similar forms of remuneration and directors’ fees. Management includes the Chief Executive Officer, who is also a director of the Company and Chief Financial Officer.

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

18.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at November 30,	As at November 30,	As at November 30,	As at November 30,
	2019	2018	2019	2018
	($)	($)	($)	($)
Colombia	27,666,117	27,723,284	26,027	87,611
Brazil	17,792,265	19,317,321	1,154,427	872,691
Canada	7,722,482	7,628,295	1,133,497	1,292,218
Peru	6,994,920	7,002,347	-	-
United States	1,235,179	1,409,651	315,436	299,844
Total	61,410,963	63,080,898	2,629,387	2,552,364

	Total operating loss		Total operating loss
	For the year ended November 30,		For the three months ended
	2019	2018	November 30, 2019	November 30, 2018
	($)	($)	($)	($)
Canada	3,451,789	4,181,806	603,395	1,120,893
Brazil	1,322,057	830,486	647,539	344,870
Colombia	778,940	1,278,323	169,229	362,624
United States	647,909	474,064	340,156	300,325
Peru	117,780	88,460	11,154	10,987
Total	6,318,475	6,853,139	1,771,473	2,139,699

19.	Commitments

In addition to the La Garrucha agreements, Jarbas Agreement and Altoro Agreement (Note 6), and Boa Vista Mineral Rights Agreement (Note 7), as at November 30, 2019, the Company has entered into a land access agreement and a corporate development agreement, which requires the Company to pay the following amount for the following period:

Amount ($)
Year ended November 30, 2020	19,808
Total	19,808

GoldMining Inc. Notes to Consolidated Financial Statements (Expressed in Canadian dollars unless otherwise stated) November 30, 2019 and 2018

The Company is renting or leasing various offices and storage spaces located in Canada, Brazil, Colombia and Peru. These lease agreements expire between December 2019 and December 2021. Future rental payments are as follows:

Amount ($)
Due within 1 year	162,210
2 – 5 years	29,273
More than 5 years	-
Total	191,483

20.	Subsequent Events

The Company entered into the following transactions subsequent to November 30, 2019.

Acquisition of Yarumalito Gold Project

On December 3, 2019, the Company announced it had completed the acquisition of the Yarumalito Project located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement between the Company and Newrange Gold Corp. ("Newrange"). Total consideration under the transaction consisted of 1,118,359 common shares of the Company and $200,000. As a result of the transaction, the Company owns a 100% interest in the Yarumalito Project. A 1% net smelter return royalty ("NSR") was granted to Newrange with respect to the Yarumalito Project, which can be purchased by the Company at any time before completion of a feasibility study on the Yarumalito Project for total consideration of $1,000,000.

Exercise of Options and Warrants

Subsequent to year end, all of the Company's outstanding warrants, which had expiry dates in January 2020, were exercised. Total cash proceeds received from the exercise of these warrants totaled $2,828,990, from the exercise of 3,771,986 warrants at an exercise price of $0.75 per warrant.

Subsequent to the Company's year end, 1,565,250 options were exercised. Total cash proceeds received from the exercise of these options totaled $1,143,053.